UNITED STATES
			                   SECURITIES AND EXCHANGE COMMISSION
				                       Washington , D.C. 20549

THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON OCTOBER 9, 1997 PURSUANT TO RULE 201 TEMPORARY HARDSHIP EXEMPTION

                            					SCHEDULE 13G

      			          Under the Securities Exchange Act of 1934


                   				Objective Systems Integrators, Inc.
------------------------------------------------------------------------------
                          					(name of Issuer)

                               					COMMON
------------------------------------------------------------------------------
				                       (Title of Class of Securities)

                          					     674424-10-6
------------------------------------------------------------------------------
					                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [  ] .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class). (See Rule 13-d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        					SCHEDULE 13G	                   	Page 2 of  4
CUSIP No. 674424-10-6

1  Name of Reporting Person
   S.S. or I.R.S. Identification No of Above Person

   	Colorado State Bank and Trust
	   (Colstab and Co., Nominee)
   	1600 Broadway, Suite 300
	   Denver, CO 80202
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2 	Check the Appropriate Box if a Member of a Group			a[  ]
		 		                                             	 		b[  ]
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3	 SEC use only

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4	 Citizenship or Place of Organization
		  Colorado, USA
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		           5 	Sole Voting Power
Number of
shares			        8,000,000
Beneficially	-----------------------------------------------------------------
owned by	    6 	Shared Voting Power
each
Reporting	  	    0
Person		     -----------------------------------------------------------------
With		       7	 Sole Dispositive Power

              			8,000,000
             ------------------------------------------------------------------
	           	8	 Shared Dispositive Power

	              		0
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9 	Aggregate Amount Beneficially Owned by each Reporting Person

   	8,000,000
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10	Check Box if Aggregate Amount in Row (9) excludes Certain Shares*		[  ]

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11	Percent of Class Represented by Amount in Row (9)			24.55%
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12	Type of Reporting Person*				                      	BK
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                          					SCHEDULE 13G	                   	Page 3 of 4
Item 1.

(a) 	Name of Issuer:
    	---------------
	    Objective Systems Integrators, Inc.

(b) 	Address of Principal Business Office:
    	-------------------------------------

	    100 Blue Ravine Rd.
	    Suite 210
	    Folsom, CA  95630

Item 2.

(a) 	Name of Person Filing:
     ----------------------
	    Colorado State Bank and Trust

(b)	 Address of Principal Business Office:
     -------------------------------------
	    1600 Broadway
	    Suite 300
    	Denver, CO 80202

(c)  Place of Organization:
     ----------------------
	    Colorado, USA

(d) 	Title or Class of Securities
     ----------------------------
    	Common

(e) 	CUSIP NUMBER
     ------------
    	674424-10-6

Item 3

     Not Applicable

Item 4. 	Ownership
         ---------
    	The securities reported herein are beneficially owned by one or more
     managed trust accounts for	which the bank is sole trustee. The trust
     agreements grant to Colorado State Bank and Trust all investment and voting power over the securities.

(a)  Amount beneficially owned:	 8,000,000

(b)  Percent of class	        			24.55%

(c)  Number of shares as to which such person has:

     (i)	  Sole power to vote or direct the vote:        			8,000,000

     (ii)  Shared power to vote or direct the vote:	      		None

     (iii) Sole power to dispose or direct disposition:	   	8,000,000

     (iv)  Shared power to dispose or direct disposition:  	None

Item 5. 	Ownership of Five Percent or Less of a Class:
        	---------------------------------------------
        	Not Applicable

Item 6. 	Ownership of More than Five Percent on Behalf of Another Person.
         ----------------------------------------------------------------
	        Two trust accounts have the right to receive or the power to direct
         the receipt of dividends from, 	or the proceeds from the sale of,
         total shares reported in this filing. These trusts are:

        	Donna R. Johnson GRAT 1997-1  	2,000,000 shares 	6.14%
        	Tom L. Johnson GRAT 1997-1  	  2,000,000 shares		6.14%

        	Other trust accounts or persons have a right to receive or the
         power to direct the receipt of	dividends from, or the proceeds from
         the sale of, remaining shares reported in this filing. To our
        	knowledge no such other interest of any account or person relates to more than 5% of the class.

Item 7. 	Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported	on By the Parent Holding Company.
         ---------------------------------------------------------------------
        	Not Applicable

Item 8.	 Identification and Classification of Members of the Group.
         ----------------------------------------------------------
	        Not Applicable

Item 9. 	Notice of Dissolution of Group.
	        -------------------------------
        	Not Applicable

Item 10. Certification
        	---------------
        	By signing below I certify that, to the best of my knowledge and
         belief, the securities referred to 	above were acquired in the
         ordinary course of business and were not acquired for the purpose of
        	and do not have the effect of changing or influencing the control of
         the issuer of such securities 	and were not acquired in connection
         with or as a participant in any transaction having such 	purposes or
         effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date		October 9, 1997

Signature	By:	/s/ Aaron K. Azari
----------------------------------
Aaron K. Azari -Senior Vice President
Colorado State Bank and Trust


                        	      		SCHEDULE 13G		                 	Page 4 of 4

EXHIBIT A -DISCLAIMER
---------------------
Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that Colorado State Bank and Trust or its nominees, is a beneficial owner of the securities described herein for any other purpose.


Date		October 9, 1997

Signature	By:	/s/ Aaron K. Azari
--------------------------------
Aaron K. Azari -Senior Vice President
Colorado State Bank and Trust